UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                  SCHEDULE 13G
                                 (Rule 13d-102)

                    Under the Securities Exchange Act of 1934

                                (Amendment No. )*


                               Mothers Work, Inc.
                               ------------------
                                (Name of Issuer)


                     Common Stock, par value $.01 per share
                     --------------------------------------
                         (Title of Class of Securities)


                                   619903 10 7
                                 --------------
                                 (CUSIP Number)

                                  July 29, 1998
             -------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


     Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

                  [ ]     Rule 13d-1(b)
                  [X]     Rule 13d-1(c)
                  [ ]     Rule 13d-1(d)

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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

                                  SCHEDULE 13G

-------------------------
CUSIP No.  619903 10 7
-------------------------

-------------------------------------------------------------------------------
1     |      NAME OF REPORTING PERSON
      |      I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
      |
      |           MVP Distribution Partners
      |
-------------------------------------------------------------------------------
      |
2     |      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) |_|
      |                                                                (b) |_|
--------------------------------------------------------------------------------
3     |      SEC USE ONLY
      |
--------------------------------------------------------------------------------
4     |      CITIZENSHIP OR PLACE OF ORGANIZATION
      |
      |        Pennsylvania
--------------------------------------------------------------------------------
                                   |  5  |   SOLE VOTING POWER
                                   |     |
                                   |     |        374,645
      NUMBER OF SHARES             |-----|--------------------------------------
        BENEFICIALLY               |  6  |   SHARED VOTING POWER
       OWNED BY EACH               |     |
      REPORTING PERSON             |     |        0
            WITH                   |-----|--------------------------------------
                                   |  7  |   SOLE DISPOSITIVE POWER
                                   |     |
                                   |     |        374,645
                                   |-----|--------------------------------------
                                   |  8  |   SHARED DISPOSITIVE POWER
                                   |     |
                                   |     |        0
--------------------------------------------------------------------------------
9   |   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    |     374,645
--------------------------------------------------------------------------------
10  |   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
    |   SHARES*
    |                                                                    |_|
--------------------------------------------------------------------------------
11  |   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
    |     10.4%
    |
--------------------------------------------------------------------------------
12  |    TYPE OF REPORTING PERSON*
    |      PN
    |
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1(a)     Name of Issuer:

              Mothers Work, Inc.

Item 1(b)     Address of Issuer's Principal Executive Offices:

              456 North Fifth Street
              Philadelphia, PA  19123

Item 2(a)     Name of Person Filing:

              MVP Distribution Partners

Item 2(b)     Address of Principal Business Office:

              259 Radnor-Chester Rd.
              Radnor, PA  19087

Item 2(c)     Citizenship:

              Not Applicable

Item 2(d)     Title of Class of Securities:

              Common Stock, par value $.01 per share ("Common Stock")

Item 2(e)     CUSIP Number:

              619903 10 7

Item 3 If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

              Not applicable

              If this statement is filed pursuant to Rule 13d-1(c), check this box. [X]

Item 4        Ownership.

              (a) Amount Beneficially Owned: MVP Distribution Partners beneficially owns an aggregate 374,645 shares of Common Stock.

              (b) Percent of Class: MVP Distribution Partners beneficially owns 10.4% of the Common Stock.

              (c) Number of shares of Common Stock as to which MVP Distribution Partners has:

                  (i)     sole power to vote or to            374,645
                          direct the vote

                  (ii)    shared power to vote or                   0
                          to direct the vote

                  (iii)   sole power to dispose or to         374,645
                          direct the disposition of

                  (iv)    shared power to dispose or                0
                          to direct the disposition of

Item 5        Ownership of Five Percent or Less of a Class.

              Not applicable.

Item 6        Ownership of More than Five Percent on Behalf of Another Person.

              Not Applicable

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

              Not Applicable

Item 8        Identification and Classification of Members of the Group.

              Not Applicable

Item 9        Notice of Dissolution of Group.

              Not Applicable

Item 10       Certification.

     By signing below the undersigned certify that, to the best of our knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

     After reasonable inquiry, and to the best of our knowledge and belief, the undersigned certify that the information set forth in this Statement is true, complete and correct.

                                              Date:    April 16, 1999



                                              MVP Distribution Partners


                                              By: /s/Robert Brown, Jr.
                                                  ____________________
                                                  Name:  Robert Brown, Jr.
                                                  Title: General Partner